Exhibit 99.1

Qutoutiao Inc. Reports Third Quarter 2021 Unaudited Financial Results

SHANGHAI, China, December 21, 2021 (GLOBE NEWSWIRE) -- Qutoutiao Inc. (“Qutoutiao”, the “Company” or “We”) (NASDAQ: QTT), a leading operator of mobile content platforms in China, today announced its unaudited financial results in the third quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•

Net revenues was RMB965.5 million (US$149.8 million), representing a decrease of 14.6% from RMB1,130.0 million in the third quarter of 2020, and a decrease of 19.7% quarter-over-quarter from RMB1,202.0 million in the second quarter of 2021.

•

Net loss was RMB583.6 million (US$90.6 million), compared to net loss of RMB269.4 million in the third quarter of 2020 and net loss of RMB209.5 million in the second quarter of 2021. Net loss margin was 60.4%, compared to 23.8% in the third quarter of 2020 and 17.4% in the second quarter of 2021.

•

Non-GAAP net loss[1] was RMB525.1 million (US$81.5 million), compared to non-GAAP net loss of RMB131.4 million in the third quarter of 2020 and non-GAAP net loss of RMB186.0 million in the second quarter of 2021. Non-GAAP net loss margin was 54.4%, compared to 11.6% in the third quarter of 2020 and 15.5% in the second quarter of 2021.

•	Combined average MAUs[2] were 118.5 million, representing a decrease of 1.7% from 120.5 million in the third quarter of 2020; and a decrease of 10.4% from 132.3 million in the second quarter of 2021.
•	Combined average DAUs[3] were 26.5 million, representing a decrease of 33.2% from 39.7 million in the third quarter of 2020; and a decrease of 8.9% from 29.1 million in the previous quarter.
•	Average daily time spent per DAU was 51.9 minutes, compared to 55.3 minutes in the third quarter of 2020 and 47.3 minutes in the second quarter of 2021.

"We have observed challenging macro environment and industry headwinds in the third quarter of 2021," Mr. Eric Siliang Tan, Chairman and Chief Executive Officer of Qutoutiao, commented, "We will focus more on long term sustainability of our business in the coming quarters and years, away from the previous emphasis on growth in the earlier development stages of the company."

Third Quarter 2021 Financial Results

Net revenues in the third quarter of 2021 were RMB965.5 million (US$149.8 million), a decrease of 14.6% from RMB1,130.0 million in the third quarter of 2020, and a decrease of 19.7% from RMB1,202.0 million in the second quarter of 2021.

Advertising and marketing revenues were RMB899.2 million (US$139.6 million) in the third quarter of 2021, a decrease of 15.4% from RMB1,062.8 million in the third quarter of 2020, primarily due to the tightening regulatory environment in internet and technology sector which, to some extent, resulted in constrained budgets of advertisers.

[1]

For more information on the non-GAAP financial measures, see the section entitled “Use of Non-GAAP Financial Measures” below and the table captioned “Reconciliation of GAAP And Non-GAAP Results” set forth at the end of this press release.

[2]

“MAUs” refers to the number of unique mobile devices that accessed our relevant mobile application in a given month. “Combined average MAUs” for a particular period is the average of the MAUs for all of our mobile applications in each month during that period;

[3]

“DAUs” refers to the number of unique mobile devices that accessed our relevant mobile application on a given day. “Combined average DAUs” for a particular period is the average of the DAUs for all of our mobile applications on each day during that period;

Other revenues were RMB66.3 million (US$10.3 million) in the third quarter of 2021, a slight decrease of 1.4% from RMB67.2 million in the third quarter of 2020. The decrease was primarily due to the decrease in revenues from live-streaming and gaming.

Cost of revenues were RMB268.6million (US$41.7 million) in the third quarter of 2021, a decrease of 27.8% from RMB371.8 million in the third quarter of 2020, primarily attributable to decreases in IT infrastructure costs, integrated marketing service costs which are in line with the decrease in integrated marketing service revenues; costs related to live-streaming revenue sharing and compensation expenses; the decrease was partially offset by an increase in Midu Novels content and license fee due to the expansion in Midu Novels and the Company’s ongoing investment in improving content quality.

Gross profit was RMB696.9 million (US$108.2 million) in the third quarter of 2021, a decrease of 8.1% from RMB758.3 million in the third quarter of 2020. Gross margin was 72.2%, compared to 67.1% in the third quarter of 2020.

Research and development expenses were RMB140.0 million (US$21.7 million) in the third quarter of 2021, a decrease of 42.4% from RMB243.1 million in the third quarter of 2020 primarily due to a reduction in overall research and development headcount and consequentially the decrease in compensation expenses, including share-based compensations.

Sales and marketing expenses were RMB980.7 million (US$152.2 million) in the third quarter of 2021, an increase of 39.8% from RMB701.5 million in the third quarter of 2020. Sales and marketing expenses as a percentage of net revenues were 101.6% in the third quarter of 2021, compared to 62.1% in the third quarter of 2020 and 75.0% in the second quarter of 2021, primarily due to the expansion of Midu Novels.

User engagement expenses were RMB161.8 million (US$25.1 million) in the third quarter of 2021, representing a decrease of 38.9% year-over-year and a decrease of 4.5% quarter-over-quarter. User engagement expenses per DAU per day were RMB 0.07 in the third quarter of 2021, compared to RMB0.07 in the third quarter of 2020 and RMB0.06 in the second quarter of 2021. The year-over-year decrease of user engagement expenses was primarily due to the decrease in DAU as well as the Company’s ongoing efforts in optimizing its loyalty program and enhancing content algorithm facilitated by the Company’s AI platform that aims to match the content more precisely with users’ personalized needs.

User acquisition expenses were RMB757.3 million (US$117.5 million) in the third quarter of 2021, an increase of 96.2% year-over-year and an increase of 10.5% quarter-over-quarter. User acquisition expenses consist of the costs of both word-of-mouth referrals and third-party marketing. The year-over-year increase was primarily due to the expansion of Midu Novels. User acquisition expenses per new installed user4 in the third quarter of 2021 were RMB7.30, compared to RMB5.73 in the third quarter of 2020 and RMB7.29 in the second quarter of 2021.

Other sales and marketing expenses were RMB61.6 million (US$9.6 million) in the third quarter of 2021, increasing 21.0% year-over-year from RMB50.9 million in the third quarter of 2020.

[4]	“New installed user” refers to the aggregate number of unique mobile devices that have downloaded and launched our relevant mobile applications at least once.

General and administrative expenses were RMB174.3 million (US$27.0 million) in the third quarter of 2021, an increase of 103.9% from RMB85.5 million in the third quarter of 2020, mainly due to an additional expected credit loss provision of RMB133.8 million recorded in the third quarter of 2021 under ASC 326, Measurement of Credit Losses on Financial Instruments. The increase was partially offset by a decrease in share-based compensations.

Loss from operations was RMB574.2 million (US$89.1 million) in the third quarter of 2021, compared to RMB247.9 million in the third quarter of 2020. Operating loss margin was 59.5%, compared to 21.9% in the third quarter of 2020.

Non-operating loss was RMB8.3 million (US$1.3 million) in the third quarter of 2021, which mainly included net interest expenses of RMB8.1 million. Non-operating income was RMB14.1 million in the previous quarter, mainly due to a third party’s investment in one of the Company’s subsidiaries and generated a deconsolidation and a related disposal gain of RMB23.1 million. Non-operating loss for the third quarter of 2020 was RMB23.6 million, which mainly included a net interest expenses of RMB8.0 million as well as RMB15.4 million loss associated with fair value changes on long-term investments.

Non-GAAP loss from operations was RMB515.7 million (US$80.0 million) in the third quarter of 2021, compared to RMB109.9 million in the third quarter of 2020.

Non-GAAP operating loss margin was 53.4% in the third quarter of 2021, compared to 9.7% in the third quarter of 2020.

Net loss was RMB583.6 million (US$90.6 million) in the third quarter of 2021, compared to RMB269.4 million in the third quarter of 2020. Net loss margin was 60.4%, compared to 23.8% in the third quarter of 2020.

Non-GAAP net loss was RMB525.1 million (US$81.5 million) in the third quarter of 2021, compared to RMB131.4 million in the third quarter of 2020. Non-GAAP net loss margin was 54.4%, compared to 11.6% in the third quarter of 2020.

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB611.1 million (US$94.8 million) in the third quarter of 2021, compared to RMB281.4 million in the third quarter of 2020.

Non-GAAP net loss attributable to Qutoutiao Inc.'s ordinary shareholders was RMB552.6 million (US$85.8 million) in the third quarter of 2021, compared to RMB143.4 million in the third quarter of 2020.

Basic and diluted net loss per American Depositary Share (“ADS”) was RMB20.10 (US$3.12) in the third quarter of 2021. Non-GAAP basic and diluted net loss per ADS was RMB18.18 (US$2.82) in the third quarter of 2021.

On December 2, 2021, the Company announced a plan to change the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.0001 per share, from the then ADS Ratio of four (4) ADSs to one (1) Class A ordinary share to a new ADS Ratio of two (2) ADSs to five (5) Class A ordinary shares. The change in the ADS Ratio was effective on December 10, 2021. For Qutoutiao’s ADS holders, the change in the ADS Ratio had the same effect as a one-for-ten reverse ADS split. For all the periods presented, basic and diluted loss per ADS assuming the change of ADS ratio from a ratio of four ADSs to one Class A ordinary share to a new Ratio of two ADSs to five Class A ordinary shares occurred at the beginning of the earliest period presented.

Balance Sheet

As of September 30, 2021, the Company had cash, cash equivalents, restricted cash and short-term investments of RMB862.3 million (US$133.8 million), compared to RMB985.8 million as of December 31, 2020.

The Group has incurred accumulated and recurring losses from operations, and cash outflows from operating activities. In addition, the Convertible Loan which the Company issued with principal amounting to US$171.1 million (RMB1,109.3 million) will mature in April 2022 and has been classified as a current liability as of September 30, 2021.

The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plans, which include adjusting the pace of its operation expansion, optimizing business operation strategy and controlling operating costs and expenses to improve the operating cash flows, and the Company’s ability to repay the Convertible Loan upon maturity. There is uncertainty regarding the execution of the business plans and the repayment of the Convertible Loan upon maturity, which raises substantial doubt about the Group’s ability to continue as a going concern. The third quarter 2021 unaudited financial information does not include any adjustment that is reflective of this uncertainty.

Business Outlook

For the fourth quarter of 2021, the Company expects group net revenues to be between RMB850 million to RMB900 million.

Conference Call

Qutoutiao’s management will host an earnings conference call at 8:00 A.M. U.S. Eastern Time on December 21, 2021 (9:00 P.M. Beijing/Hong Kong time on December 21, 2021).

Please register in advance of the conference call using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode and unique registrant ID by email.

Preregistration Information

Participants can register for the conference call by navigating to http://apac.directeventreg.com/registration/event/7685614 at least 15 minutes prior to the scheduled call start time.

Please dial-in at least 10 minutes before the scheduled start time of the earnings call and enter the Direct Event Passcode and Registrant ID as instructed to connect to the call.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until 07:59 A.M. U.S Eastern Time on December 29, 2021, by dialing the following telephone numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Hong Kong :	+852-3051-2780
China:	400-632-2162
Replay Access Code:	7685614

About Qutoutiao Inc.

Qutoutiao Inc. operates innovative and fast-growing mobile content platforms in China with a mission to bring fun and value to its users. The eponymous flagship mobile application, Qutoutiao, meaning “fun headlines” in Chinese, applies artificial intelligence-based algorithms to deliver customized feeds of articles and short videos to users based on their unique profiles, interests and behaviors. Qutoutiao has attracted a large group of loyal users, many of whom are from lower-tier cities in China. They enjoy Qutoutiao’s fun and entertainment-oriented content as well as its social-based user loyalty program. Launched in May 2018, Midu Novels is a pioneer in offering free literature supported by advertising and has grown rapidly to become a leading player in the online literature industry. The Company will continue to bring more exciting products to users through innovation, and strive towards creating a leading global online content ecosystem.

For more information, please visit: https://ir.qutoutiao.net.

Use of Non-GAAP Financial Measures

We use non-GAAP profit or loss from operations, non-GAAP operating profit or loss margin, non-GAAP net profit loss, non-GAAP net profit or loss margin, non-GAAP net profit or loss attributable to Qutoutiao Inc.’s ordinary shareholders and non-GAAP basic and diluted net profit or loss per ADS, which are non-GAAP financial measures, in evaluating our operating results and for financial and operational decision-making purposes. Each of these non-GAAP financial measures represents the corresponding GAAP financial measure before share-based compensation expenses. We believe that such non-GAAP financial measures help identify underlying trends in our business that could otherwise be distorted by the effect of such share-based compensation expenses that we include in cost of revenues, total operating expenses and net loss. We believe that all such non-GAAP financial measures also provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. They should not be considered in isolation or construed as alternatives to net loss or any other measure of performance prepared in accordance with U.S. GAAP or as an indicator of our operating performance. We mitigate these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating our performance. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S.

dollars are made at a rate of RMB6.4434 to US$1.00, the rate in effect as of September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Statements that are not historical facts, including statements about Qutoutiao's beliefs, plans and expectations, are forward-looking statements. Among other things, the “Business Outlook” section and quotations from management in this announcement, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qutoutiao’s strategies; Qutoutiao’s future business development, financial condition and results of operations; Qutoutiao’s ability to retain and increase the number of users and provide quality content; competition in the mobile content platform industry; Qutoutiao’s ability to manage its costs and expenses; the future developments of the COVID-19 outbreak; general economic and business conditions globally and in China; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qutoutiao's filings with the SEC. All information provided in this press release is as of the date of this press release, and Qutoutiao does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Qutoutiao Inc.

Investor Relations

Tel: +86-21-5889-0398

E-mail: ir@qutoutiao.net

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousand RMB, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021

ASSETS
Current assets:
Cash and cash equivalents	494,475	221,164
Restricted cash	100,316	36,500
Short-term investments	391,033	604,683
Accounts receivable, net	737,789	831,838
Amount due from related parties	383,594	313,547
Prepayments and other current assets	365,109	208,150
Total current assets	2,472,316	2,215,882

Non-current assets:
Accounts receivables, non-current	54,639	-
Long-term Investments	82,889	88,177
Property and equipment, net	17,213	15,142
Intangible assets	83,123	179,652
Goodwill	7,268	7,268
Right-of-use assets, net	50,319	28,609
Other non-current assets	148,091	5,111
Total non-current assets	443,542	323,959
Total assets	2,915,858	2,539,841

LIABILITIES, REDEEMABLE NON-CONTROLLING INTEREST AND SHAREHOLDERS' EQUITY
Current liabilities:
Short-term borrowings	70,000	-
Accounts payable	448,981	409,629
Amount due to related parties	22,477	8,465
Registered users' loyalty payable	72,627	66,607
Advance from customers and deferred revenue	140,776	139,707
Salary and welfare payable	149,704	85,371
Tax payable	97,144	34,893
Lease liabilities, current	20,760	12,346
Accrued liabilities related to users' loyalty programs	100,088	97,660
Accrued liabilities and other current liabilities	763,433	1,410,756
Convertible loan - current	-	1,194,254
Total current liabilities	1,885,990	3,459,688

Lease liabilities, non-current	23,756	15,018
Convertible loan	1,174,868	-
Deferred tax liabilities	18,825	2,381
Other non-current liabilities	4,256	17,023
Non-current liabilities	1,221,705	34,422
Total liabilities	3,107,695	3,494,110

Total redeemable non-controlling interests	1,093,526	1,165,802

Shareholders' deficit
Ordinary shares	47	48
Treasury stock	(142,229)	(142,229)
Additional paid-in capital	4,784,315	4,959,993
Accumulated other comprehensive income	84,320	96,680
Accumulated deficit	(6,007,227)	(7,029,415)
Total Qutoutiao Inc. shareholders' deficit	(1,280,774)	(2,114,923)
Non-controlling interests	(4,589)	(5,148)
Total deficit	(1,285,363)	(2,120,071)

Total liabilities, redeemable non-controlling interests and shareholders' deficit	2,915,858	2,539,841

QUTOUTIAO INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousand RMB, except ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2020	2021	2021	2020	2021

Advertising and marketing revenues	1,062,767	1,141,370	899,215	3,804,897	3,268,618
Other revenues	67,245	60,604	66,297	177,907	189,848
Net revenues	1,130,012	1,201,974	965,512	3,982,804	3,458,466

Cost of revenues	(371,756)	(327,734)	(268,578)	(1,232,726)	(977,588)
Gross profit	758,256	874,240	696,934	2,750,078	2,480,878

Operating expenses:
Research and development expenses	(243,119)	(136,173)	(140,014)	(748,182)	(462,870)
Sales and marketing expenses	(701,460)	(901,273)	(980,714)	(2,701,300)	(2,682,680)
General and administrative expenses	(85,459)	(93,442)	(174,258)	(298,427)	(369,310)
Total operating expenses	(1,030,038)	(1,130,888)	(1,294,986)	(3,747,909)	(3,514,860)

Other operating income	23,846	32,717	23,883	55,753	88,528

Loss from Operations	(247,936)	(223,931)	(574,169)	(942,078)	(945,454)

Investment income/ (expenses), net	(14,267)	(4,133)	705	(51,778)	(763)
Interest expense, net	(7,959)	(8,065)	(8,107)	(18,272)	(23,976)
Foreign exchange related gain/(loss), net	(2,815)	3,142	(2)	(5,612)	327
Other income/(expense), net	1,457	23,198	(918)	(6,276)	28,328
Non-operating income / (loss)	(23,584)	14,142	(8,322)	(81,938)	3,916

Loss before provision for income taxes	(271,520)	(209,789)	(582,491)	(1,024,016)	(941,538)
Income tax benefits/ (expense), net	2,081	296	(576)	658	(56)
Equity method loss of affiliate companies	-	-	(581)	-	(581)

Net loss	(269,439)	(209,493)	(583,648)	(1,023,358)	(942,175)

Net loss attributable to non-controlling interests	161	175	214	478	559
Net loss attributable to Qutoutiao Inc.	(269,278)	(209,318)	(583,434)	(1,022,880)	(941,616)

Accretion to convertible redeemable preferred shares redemption value of a subsidiary	(12,153)	(26,748)	(27,698)	(36,335)	(80,572)

Net loss attributable to Qutoutiao Inc.'s ordinary shareholders	(281,431)	(236,066)	(611,132)	(1,059,215)	(1,022,188)

Net loss	(269,439)	(209,493)	(583,648)	(1,023,358)	(942,175)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	50,225	32,075	(6,727)	34,287	12,360
Total comprehensive loss	(219,214)	(177,418)	(590,375)	(989,071)	(929,815)
Comprehensive loss attributable to non-controlling interests	161	175	214	478	559
Comprehensive loss attributable to Qutoutiao Inc.	(219,053)	(177,243)	(590,161)	(988,593)	(929,256)

Net loss per ADS:
- Basic and diluted	(9.61)	(7.79)	(20.10)	(36.82)	(33.81)

Weighted average number of ADS used in computing basic and diluted earnings per ADS(Note):
- Basic	29,299,044	30,322,062	30,404,904	28,770,410	30,228,917
- Diluted	29,299,044	30,322,062	30,404,904	28,770,410	30,228,917

QUTOUTIAO INC.

Reconciliation of GAAP And Non-GAAP Results

(All amounts in thousand RMB, except ADS data, or otherwise noted)

	For the three months ended			For the nine months ended
	September 30	June 30	September 30	September 30	September 30
	2020	2021	2021	2020	2021

Loss from Operations	(247,936)	(223,931)	(574,169)	(942,078)	(945,454)
Add: Share-based compensation expenses
Cost of revenues	4,361	-	170	10,923	1,166
General and administrative	49,066	3,017	12,822	114,606	56,925
Sales and marketing	22,104	-	23,230	47,404	25,540
Research and development	62,473	20,491	22,280	157,664	92,047

Non-GAAP Loss from Operations	(109,932)	(200,423)	(515,667)	(611,481)	(769,776)

Net loss	(269,439)	(209,493)	(583,648)	(1,023,358)	(942,175)
Add: Share-based compensation expenses
Cost of revenues	4,361	-	170	10,923	1,166
General and administrative	49,066	3,017	12,822	114,606	56,925
Sales and marketing	22,104	-	23,230	47,404	25,540
Research and development	62,473	20,491	22,280	157,664	92,047

Non-GAAP net loss	(131,435)	(185,985)	(525,146)	(692,761)	(766,497)

Net loss attributable to Qutoutiao Inc.	(269,278)	(209,318)	(583,434)	(1,022,880)	(941,616)
Add: Share-based compensation expenses
Cost of revenues	4,361	-	170	10,923	1,166
General and administrative	49,066	3,017	12,822	114,606	56,925
Sales and marketing	22,104	-	23,230	47,404	25,540
Research and development	62,473	20,491	22,280	157,664	92,047

Non-GAAP net loss attributable to Qutoutiao Inc.	(131,274)	(185,810)	(524,932)	(692,283)	(765,938)

Net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(281,431)	(236,066)	(611,132)	(1,059,215)	(1,022,188)
Add: Share-based compensation expenses
Cost of revenues	4,361	-	170	10,923	1,166
General and administrative	49,066	3,017	12,822	114,606	56,925
Sales and marketing	22,104	-	23,230	47,404	25,540
Research and development	62,473	20,491	22,280	157,664	92,047

Non-GAAP net loss attributable to Qutoutiao Inc.’s ordinary shareholders	(143,427)	(212,558)	(552,630)	(728,618)	(846,510)

Non-GAAP net loss per ADS:
— Basic and diluted	(4.90)	(7.01)	(18.18)	(25.33)	(28.00)

Weighted average number of ADS used in computing basic and diluted earnings per ADS (Note)
— Basic	29,299,044	30,322,062	30,404,904	28,770,410	30,228,917
— Diluted	29,299,044	30,322,062	30,404,904	28,770,410	30,228,917

Note: For all the periods presented, basic and diluted loss per ADS assuming the change of ADS ratio from a ratio of four ADSs to one Class A ordinary share to a new Ratio of two ADSs to five Class A ordinary shares occurred at the beginning of the earliest period presented.

QUTOUTIAO INC.

Supplementary Operating Information

(RMB in millions, or otherwise noted)

	For the three months ended
	September 30	December 31	March 31	June 30	September 30
	2020	2020	2021	2021	2021
Net revenues	1,130.0	1,302.4	1,291.0	1,202.0	965.5

User engagement expenses	264.7	163.2	179.1	169.5	161.8
User acquisition expenses	385.9	397.1	588.7	685.2	757.3
Other sales and marketing expenses	50.9	119.9	32.9	46.6	61.6

Total sales and marketing expenses	701.5	680.2	800.7	901.3	980.7

Combined Average MAUs (in millions)	120.5	124.7	133.3	132.3	118.5
Combined Average DAUs (in millions)	39.7	32.3	31.7	29.1	26.5
New installed users (in millions)	67.3	50.3	101.8	94.0	103.8

Average net revenues per DAU per day (RMB)	0.31	0.44	0.45	0.46	0.41
User engagement expenses per DAU per day (RMB)	0.07	0.05	0.06	0.06	0.07
User acquisition expenses per new installed user (RMB)	5.73	7.89	5.78	7.29	7.30